UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on December 9, 2016

ROYAL DUTCH SHELL PLC
COMPANY SECRETARY CHANGE

Royal Dutch Shell plc announces the appointment of Linda Szymanski as Company
Secretary with effect from January 1, 2017. Ms Szymanski succeeds Michiel
Brandjes who retires at the end of the year after 36 years of service with the
Shell group, of which 13 years was as General Counsel Corporate and Company
Secretary.

NOTE

Linda Szymanski is a US national. She was appointed General Counsel Corporate with effect from August 1, 2016 and will continue in this role upon her appointment as Company Secretary. Prior to her appointment as General Counsel
Corporate, she served as General Counsel of the Upstream Americas business based in the USA and, prior to that, as the  Group Chief Ethics & Compliance Officer based in the Netherlands. She has held various legal positions within Shell Oil
Company, including Chemicals Legal Managing Counsel and other senior roles in the labour/employment, litigation, and commercial practice areas.

December 9, 2016

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

ENQUIRIES

Media Relations
International: +44 20 7934 5550
USA: +1 713 241 4544

Investor Relations
International: + 31 70 377 4540
North America: +1 832 337 2034

.............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and
333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: December 9, 2016	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary